Exhibit 99.1

510 Burrard St, 3rd Floor
Date: April 12, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ALEXCO RESOURCE CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	09/05/2012
Record Date for Voting (if applicable) :	09/05/2012
Beneficial Ownership Determination Date :	09/05/2012
Meeting Date :	15/06/2012
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	01535P106	CA01535P1062

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ALEXCO RESOURCE CORP.